ZAPP ELECTRIC VEHICLES GROUP LIMITED

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

March 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zapp Electric Vehicles Group Limited (the “Company”)

Registration Statement on Form F-4

Originally Filed December 16, 2022

File No. 333-268857

Dear Mr. Ecker and Mr. Kruczek:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-268857) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 17, 2023 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Sharon Lau at +65 6437 5464 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

Zapp Electric Vehicles Group Limited

By:	/s/ Kiattipong Arttachariya
	Name:	Kiattipong Arttachariya
	Title:	Acting Chief Financial Officer and Director

cc:	Swin Chatsuwan, Zapp Electric Vehicles Group Limited

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.

Alice Hsu, Partner, Orrick, Herrington & Sutcliffe LLP

Ackneil Muldrow, III, Partner, Weil, Gotshal & Manges LLP

Sharon Lau, Partner, Latham & Watkins LLP

Posit Laohaphan, Partner, Latham & Watkins LLP

[Signature page to Acceleration Request]